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                              November 28, 2022

       Sergio Carlo Scalpelli
       Chief Executive Officer
       Brera Holdings PLC
       Connaught House, 5th Floor
       One Burlington Road
       Dublin 4
       D04 C5Y6
       Ireland

                                                        Re: Brera Holdings PLC
                                                            Registration
Statement on Form F-1
                                                            Filed November 4,
2022
                                                            File No. 333-268187

       Dear Sergio Carlo Scalpelli:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Risk Factors, page 13

   1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a number of recent
initial public offerings, particularly among companies with relatively smaller public floats.
Revise to include a separate risk factor addressing the potential for rapid and substantial
price volatility and any known factors particular to your offering that may add to this risk
and discuss the risks to investors when investing in stock where the price is changing
rapidly. Clearly state that such volatility, including any stock-run up,
 Sergio Carlo Scalpelli
FirstName  LastNameSergio  Carlo Scalpelli
Brera Holdings  PLC
Comapany 28,
November   NameBrera
               2022 Holdings PLC
November
Page 2     28, 2022 Page 2
FirstName LastName
         may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
44

2. We note your disclosure regarding the August 16, 2022 sponsorship agreement entered into with Fudbalski Klub Akademija Pandev, which was founded and is owned by one of your director nominees. Please revise your Related Party Transactions section to include the disclosure required by Item 7(B) of Form 20-F related to that agreement.
Exhibit 5.1

3. It appears that you are assuming that the company has sufficient shares to conduct the offering. Please revise. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19 for
         additional guidance.
General

4. We note your disclosure on the prospectus cover page that your founders "will retain controlling voting power in the Company based on having approximately 95.8% of all voting rights" and that your "key officers and directors will beneficially own approximately 46.9% of our outstanding share capital following this offering. . . [and a]s a result, they may have the ability to approve all matters submitted to our shareholders for approval." Please revise to clarify which persons will have controlling voting power and which persons may have controlling voting power. State that you will be a controlled company, and include a risk factor discussing the risks associated with being a controlled company. Make conforming changes in the prospectus for the secondary offering.
5. As it appears that you are offering warrants to purchase Class B ordinary shares, please provide a legality opinion covering the warrants. Refer to Section II.B.1.f of Staff Legal
         Bulletin No. 19 for additional guidance.
Selling Shareholders, page Alt-3

6.       Please provide the addresses of the selling shareholders. Refer to
Item 9(D) of Form 20-
         F.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Sergio Carlo Scalpelli
Brera Holdings PLC
November 28, 2022
Page 3

statement.

       You may contact Abe Friedman at 202-551-8298 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                          Sincerely,
FirstName LastNameSergio Carlo Scalpelli
                                                          Division of
Corporation Finance
Comapany NameBrera Holdings PLC
                                                          Office of Trade &
Services
November 28, 2022 Page 3
cc:       Louis A. Bevilacqua
FirstName LastName